FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 13, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

NOTIFICATION OF RECORD AND SHAREHOLDERS’ MEETING DATES

Please be informed that the Board of Directors of Mobile TeleSystems OJSC (NYSE: MBT) has set the following for an upcoming Meeting Of Shareholders:

Meeting Type: Annual Meeting

Meeting Date: June 30, 2003

Record Date of the fixing of a date for the taking of a record of shareholders (for the closing of transfer books): May 19, 2003

The aforementioned dates have been approved by the Board of Directors on April 29, 2003

                                                                                                                                /Signature/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Mikhail Smirnov
	Name:	Mikhail Smirnov
	Title:	President

Date:       May 13, 2003